UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TUBEMOGUL, INC.

(Name of Subject Company)

TUBEMOGUL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter M. Astiz, Esq. Brandee Fernandez, Esq. DLA Piper LLP (US) 2000 University Ave East Palo Alto, California 94303 (650) 833-2000	Eric Deeds, Esq. General Counsel TubeMogul, Inc. 1250 53rd Street, Suite 2 Emeryville, California 94608 (510) 653-0126

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by TubeMogul, Inc., a Delaware corporation (“TubeMogul”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2016, relating to the tender offer by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”), and a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), to purchase all of the outstanding shares of TubeMogul’s common stock, par value $0.001 per share (the “Shares”) at a purchase price of $14.00 per Share net to the seller in cash, without interest subject to any required tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

Replacing the last paragraph on page 41 under the heading “Management Projections” with the following:

“The non-GAAP financial measures included in the Management Projections constitute forward-looking information. TubeMogul believes that a reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP would require TubeMogul to quantify, for future periods, its stock-based compensation expense, restructuring charges, expenses related to non-routine stockholder matters, acquisition related expenses, and depreciation and amortization expense. The first component, stock-based compensation expense, cannot be reliably quantified due to the combination of variability and volatility of the underlying drivers which may have a significant impact on the reconciliation. There are no expenses related to the second, third and fourth components, and it is not possible to determine whether any such expenses will arise during the relevant periods. The Company is able to quantify the fifth component, depreciation and amortization expense, for the forecast period, assuming that there are no new assets in the forecast period. Depreciation and amortization expense is estimated to be $5.0 million, $5.0 million, $6.0 million, $7.0 million, $8.0 million, $13.0 million, $19.0 million, $21.0 million, $22.0 million and $23.0 million for fiscal year 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024, 2025 and 2026, respectively.”

Item 8.	Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

Inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On December 5, 2016, William Thiel, a purported stockholder of TubeMogul, filed a putative stockholder class action complaint in the Superior Court of the State of California in Alameda County against TubeMogul, Adobe, Purchaser and each of Brett Wilson, Ajay Chopra, Russell Fradin, Jack Lazar, Paul Levine and David Toth captioned William Thiel v. TubeMogul, Inc. et al., Case No. RG16-841232. On December 6, 2016, Bahadir Yavuz, a purported stockholder of TubeMogul, filed a similar putative stockholder class action complaint in the United States District Court in the Northern District of California against TubeMogul, Adobe, Purchaser and the individual members of the TubeMogul Board, captioned Bahadir Yavuz v. TubeMogul, Inc. et al., Case No. 4:16-cv-06996. The complaints in these actions allege, among other things, that the members of the TubeMogul Board breached their fiduciary duties to TubeMogul’s stockholders in connection with the Transactions, that the Transactions do not appropriately value TubeMogul and were the result of a flawed sale process, and that the Merger Agreement includes preclusive deal terms. The Thiel Complaint alleges that the Schedule 14D-9 omitted or misstated material information in breach of the TubeMogul Board’s fiduciary duties. Additionally, the Bahadir Complaint alleges that the Schedule 14D-9 contains false and misleading statements or omissions of material fact in violation of certain sections of the Securities Exchange Act and the rules promulgated thereunder. The complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees.

The foregoing description is qualified in its entirety by reference to the complaints which are attached as Exhibit (a)(5)(P) and (a)(5)(Q), respectively, to Amendment No. 2 to the Schedule 14D-9, filed by the Company on December 8, 2016.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Memorandum to Employees, Former Employees and Consultants Holding Equity Awards

(a)(5)(P)	Class Action Complaint Dated December 5, 2016 (William Thiel v. TubeMogul, Inc. et al., Case No. RG16-841232)

(a)(5)(Q)	Class Action Complaint Dated December 5, 2016 (Bahadir Yayuz v. TubeMogul, Inc. et al., Case No. 4:16-cv-06996)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TUBEMOGUL, INC.

By:	/s/ Brett Wilson
Name:	Brett Wilson
Title:	Chief Executive Officer

Dated: December 8, 2016